UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd.

Room 918, Jingding Building, Xicheng District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Results of TIAN RUIXIANG Holdings Ltd.’s 2025 Extraordinary General Meeting

of Holders of Class A Ordinary Shares

The 2025 Extraordinary General Meeting of Holders of Class A Ordinary Shares (the “Meeting”) of TIAN RUIXIANG Holdings Ltd. (the “Company”) was held at Room 918, Jingding Building, Xicheng District, Beijing, China, on January 20, 2025, at 10:00 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/TIRX2025, pursuant to notice duly given.

At the close of business on December 13, 2024, the record date for the determination of holders of Class A Ordinary Shares entitled to vote at the Meeting, there were 7,766,353 Class A Ordinary Shares outstanding, each share being entitled to one (1) vote. At the Meeting, the holders of 6,584,226 shares (84.77%) of the outstanding voting securities of the Company were represented in person or by proxy, constituting a quorum.

The holders of the Class A Ordinary Shares adopted the following resolutions at the Meeting:

No.1 - As a Special Resolution passed by holders of two-thirds of the issued Class A Ordinary Shares in accordance with Article 3(c), that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll being increased from 18 votes to 600 votes.

No.2 - As an Ordinary Resolution, to adjourn the extraordinary general meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the annual general meeting of the Company scheduled to be held on or about the date of the meeting.

The results of the votes at the Meeting for the resolutions were as follows:

Resolution	For	Against	Abstain
1	6,561,346	22,230	650
2	6,562,612	20,968	646

Results of TIAN RUIXIANG Holdings Ltd.’s 2025 Annual General Meeting

The 2025 annual general meeting of shareholders (the “Meeting”) of TIAN RUIXIANG Holdings Ltd. (the “Company”) was held at Room 918, Jingding Building, Xicheng District, Beijing, China, on January 20, 2025, at 10:30 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/TIRX2025, pursuant to notice duly given.

At the close of business on December 13, 2024, the record date for the determination of shareholders entitled to vote at the Meeting, there were 7,766,353 Class A Ordinary Shares outstanding, each share being entitled to one (1) vote; and 50,000 Class B Ordinary Shares outstanding, each share being entitled to eighteen (18) votes; constituting all of the 7,816,353 shares of outstanding voting securities of the Company, representing 8,866,353 outstanding votes. At the Meeting, the holders of 6,001,682 shares (76.78%) of outstanding voting securities of the Company were represented in person or by proxy, constituting a quorum and representing 6,851,682 votes of voting power.

The shareholders adopted the following resolutions at the Meeting:

No. 1 – To re-elect, by Ordinary Resolution, Sheng Xu as a Director of the Company;

No. 2 – To re-elect, by Ordinary Resolution, Yu He as a Director of the Company;

No. 3 – To re-elect, by Ordinary Resolution, Jingyu Li as a Director of the Company;

No. 4 – To elect, by Ordinary Resolution, Ning Xue as a Director of the Company;

No. 5 – To elect, by Ordinary Resolution, QinEr Zhou as a Director of the Company;

No. 6 – To, by Ordinary Resolution, increase the share capital of the Company;

No. 7 – To amend, by Special Resolution, the Company’s existing amended and restated memorandum of association;

No. 8 – To amend, by Special Resolution, the Company’s existing amended and restated articles of association; and

No. 9 – To approve, by Ordinary Resolution, the adjournment of the Meeting, if necessary.

The results of the votes at the Meeting for the resolutions were as follows:

Resolution	For	Against	Abstain
1	6,845,013	5,371	1,298
2	6,844,612	5,825	5,825
3	6,844,676	5,761	1,245
4	6,845,076	5,360	1,246
5	6,845,075	5,362	1,245
6	6,820,487	30,608	587
7	6,826,241	24,807	634
8	6,825,989	25,635	58
9	6,825,895	25,763	24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 29, 2025

TIAN RUIXIANG Holdings Ltd.

By:	/s/ Sheng Xu
Name:	Sheng Xu
Title:	Chief Executive Officer